Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on the Proposed Listing of a Wholly-Owned Subsidiary of China Southern Airlines Company Limited to Attract Capital”, the full text of the announcement is set out below for information purpose.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

9 September 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2020-057

ANNOUNCEMENT ON THE PROPOSED LISTING OF A WHOLLY-OWNED SUBSIDIARY OF CHINA SOUTHERN AIRLINES COMPANY LIMITED TO ATTRACT CAPITAL

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

In order to further deepen reforms, improve capital allocation and operational efficiency, and to build an internationally competitive modern logistics service provider, China Southern Airlines Cargo Logistics (Guangzhou) Co., Ltd. (the “CSA Logistics”), a wholly-owned subsidiary of China Southern Airlines Company Limited (the “Company”), intends to carry out mixed ownership reform. As such, it is proposed that CSA Logistics will be publicly listed on the Shanghai United Assets and Equity Exchange to publicly recruit one to fifteen strategic investors through capital increase with a share capital ratio not exceeding 49.5% (including employee shareholding). After the completion of the capital increase, the Company will remain as the controlling shareholder of CSA Logistics. In accordance with relevant regulations on state-owned asset transactions, CSA Logistics will determine the final investors and transaction prices after engaging in competitive negotiations and obtaining regulatory approvals. For the basic information of CSA Logistics and other relevant details, please refer to the “Application for Disclosure of Capital Increase Information” published by CSA Logistics on the website of the Shanghai United Assets and Equity Exchange.

On 9 September 2020, the Company’s eighth session of the Board held an extraordinary meeting to approve the proposal of CSA Logistics to be publicly listed on the Shanghai United Assets and Equity Exchange and select eligible investors through relevant transaction procedures (the transaction price shall not be lower than the recorded assessment value). The number of Directors supposed to be present was 7, of which 7 attended in person. The voting results was: 7 votes in favor, 0 vote against, and 0 abstention.

According to the financial data of CSA Logistics in the most recent fiscal year, this transaction does not constitute a material asset reorganization under the “Administrative Measures for the Material Asset Reorganizations of Listed Companies” and therefore does not need to be submitted to the Company’s general meeting for shareholders’ approval. Since this equity transaction is publicly listed on the Assets and Equity Exchange, the investors and the final transaction price are uncertain. The Company will disclose relevant information in a timely manner in accordance with the relevant requirements of the listing rules and specific transaction conditions. Investors are advised to pay attention to investment risks.

The Board of Directors of

China Southern Airlines Company Limited

9 September 2020

2